July 14, 2008

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Carmen Moncada-Terry

Re:	TXCO Resources Inc. Amendment No. 1 to Form S-3 Filed May 16, 2008 File No. 333-150107

Dear Ms. Moncada-Terry:

On behalf of TXCO Resources Inc. (the “Company”), set forth below is the Company’s response to additional comments of the Staff (the “Staff”) of the Securities and Exchange Commission, dated July 7, 2008, regarding the above referenced registration statement on Form S-3 filed by the Company on May 16, 2008 (the “Form S-3”). The Company is filing herewith Amendment No. 2 to the Form S-3 (the “Amendment No. 2”). For your convenience, the text of the Staff’s comments is set forth below in bold followed by the Company’s responses.

Supplemental materials

1.	Please submit via EDGAR all correspondence you provided to the staff in the course of its review.

Response: Contemporaneously with the submission of this letter, the Company is also filing with the Commission via EDGAR the supplemental information the Company provided to the Staff on June 9 and June 18, 2008.

777 East Sonterra Boulevard • Suite 350 • San Antonio, Texas 78258 • (210) 496-5300 • fax (210) 496-5300 • www.txco.com

Amendment No. 1 to Form S-3 filed May 16, 2008

2.
Your disclosure remains dense and difficult to follow. We suggest that you provide the reader with tabular disclosure to complement your revised textual explanations, particularly those items we cite in the following comment.

Response: We have revised the disclosure in accordance with the Staff’s comment to provide greater clarity. Please refer to the section titled “Call Spread Transactions” commencing on page 16 of the Amendment No. 2 for the revised disclosure.

3.	Among items that require enhanced disclosure are the following:

•	The maximum benefit the registrant could obtain from each of the call spread options it purchased from CVI, compared with the amount paid to CVI in each case;

Response: We have revised the disclosure to address the above item. Please refer to pages 18 and 19 of the Amendment No. 2 for the revised disclosure.

•	The maximum cost to the registrant for each of the call spread options it sold to CVI, compared with the amount CVI paid the registrant in each case;

Response: We have revised the disclosure to address the above item. Please refer to pages 18 and 19 of the Amendment No. 2 for the revised disclosure.

•	If the registrant would not automatically exercise each of the call spread options whenever the shares are converted, an explanation as to why not;

Response: We have revised the disclosure to address the above item. Please refer to the last sentence of the carryover paragraph on page 18 of the Amendment No. 2 for the revised disclosure.

•
If there may be circumstances in which CVI would not be expected to automatically exercise the applicable call spread options at the time of conversion, a description of all such circumstances (in addition to the example you provide in the last paragraph on page 16);

Response: The Upper Call Spread Option cannot be exercised prior to its expiration, even if the Preferred Stock is converted into our Common Stock prior to such expiration date. We have revised the disclosure to clarify this point. Please refer to the last sentence of the first full paragraph on page 18 of the Amendment No. 2 for the revised disclosure.

•
What restrictions there are on the power CVI has to freely trade the preferred stock, and how such restrictions would impact the corresponding call spread options and the likelihood of exercise of such options; and

Response: We have revised the disclosure to address the above item. Please refer to the third full paragraph on page 17 of the Amendment No. 2 for the revised disclosure.

•	How CVI determines the applicable market price for the purpose of calculating the amount to be paid in connection with option exercises.

Response: We have revised the disclosure to address the above item. Please refer to the third full paragraph on page 19 of the Amendment No. 2 for the revised disclosure.

4.	With regard to prior comment 2, ensure that your revised disclosure makes clear precisely where the reader may find the particular documents to which you refer.

Response: We have revised the Form S-3 to explain in context the material terms of the various securities and transactions rather than referring to documents that contain such terms. The exhibit index to Amendment No. 2 now clearly indicates which SEC filings contain each of the Certificates of Designation for the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, as well as each of the lower call spread options and upper call spread options.

5.
We note your response to prior comment 5. Use examples and tables as appropriate to clarify further the operation of the call spread options, including the purchased and sold options. We note the statement on page 15, “The call spread transactions taken together allow us to increase the price - the threshold point - at which dilution of our common stockholders would otherwise occur upon conversion of the Series D Preferred Stock, from $14.48 to $18.10 per share of Common Stock, and upon conversion of the Series E Preferred Stock from $17.36 to $21.71 per share of Common Stock.” The statement suggests that the call options have the effect of increasing the conversion price of the preferred stock to a specified price. Later, we note, however, that the new conversion price is not the specified price but rather is the market price at the time of conversion if its is in excess of the initial conversion price. Please eliminate any suggestion that the specified price is the new conversion price.

Response: We have revised our disclosure of the call spread transactions to eliminate any suggestion that the call spread options change the conversion price. See, for example, the fourth full paragraph on page 16 of the Amendment No. 2 and the second full paragraph on page 17 of the Amendment No. 2.

6.
We note the statement, “The call spread transactions consist of call spread options purchased by us from Capital Ventures International and call spread options sold by us to Capital Ventures International.” Briefly identify the exemptions from registration upon which you and Capital Ventures International relied to conduct the transactions.

Response: The Company purchased the call spread options from Capital Ventures International, and Capital Ventures International sold the call spread options to the Company, in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The Company and Capital Ventures International are both accredited investors and the call spread transactions were entered into without general solicitation or advertising.

7.
We note that the call spread transactions appear to have resulted in the creation of new securities. In each case, please discuss whether the security was created consistent with applicable law. Also state whether or not the Board of Directors authorized the issuance of the new securities by the registrant.

Response: The call spread transactions are contracts entered into by the Company and Capital Ventures International. The Company’s Board of Directors approved the execution, delivery and performance of the call spread transactions, including the issuance of shares thereunder, in accordance with applicable law.

8.
It appears that under the terms of the call spread transactions, CVI has the option to select conversion terms that are different from the terms set forth in the Series D and Series E certificates of designation. CVI also has the discretion to adjust the conversion price under certain circumstances, as noted on page 16. Further support your assertion that the transactions do not “have any effect on the terms of either series of Preferred Stock or the rights of the holders of the Preferred Stock or the number of shares to be received by the holders upon conversion.”

Response: CVI does not have the option to select conversion terms that are different from the terms set forth in the Series D and Series E Certificates of Designation, nor does it have the discretion to adjust the conversion price under any circumstances. As we have clarified in Amendment No. 2, the call spread transactions are separate contracts entered into by the Company and CVI, and are not part of the terms of the Preferred Stock. While CVI can postpone the timing of the exercise of the call spread options under certain circumstances, such postponement does not affect the rights of the holders of the Preferred Stock to convert their Preferred Stock into shares of our Common Stock.

9.
We note your response to prior comment 9. Please explain why you believe that you might be required to file an additional registration statement to register additional securities that may be issued upon the exercise of the Sold call Options.

Response: In order to satisfy our obligations under the upper call spread options in shares of Common Stock without penalty, the shares of Common Stock must be freely-tradeable (either by registration or under Rule 144). It is possible, but highly unlikely, that at the time the upper call spread options are exercised, the market price of our Common Stock may be substantially in excess of the higher strike price. In such event, we may not have registered a sufficient number of shares to satisfy our obligations under the upper call spread option in shares of Common Stock, in which event, unless such additional shares could be sold by the holder of the upper call spread option pursuant to Rule 144, we would either register such additional shares for resale or satisfy that portion of our obligation in cash.

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As has been previously noted to the Staff, the Company faces significant penalties if the Form S-3 is not declared effective by August 1, 2008. Accordingly, we appreciate your early attention to the Amendment No. 2.

If you have any further questions or need any further information regarding this filing, please call the undersigned at (210) 679-2429 or Roy L. Goldman of Fulbright & Jaworski L.L.P. at (212) 318-3219.

Very truly yours,

By:	/s/ M. Frank Russell
M. Frank Russell
Vice President and General Counsel

cc:	Daryl Lansdale, Jr. Roy L. Goldman H. Roger Schwall Timothy Levenberg